September 13, 2005

Mail Stop 0409

Clark A. Marcus
The Amacore Group, Inc.
1511 North Westshore Boulevard, Suite 925
Tampa, Florida  33607

Re:	The Amacore Group, Inc.
	Amendment No. 5 to Registration Statement on Form SB-2 Filed August 19, 2005
      Registration No. 333-121308

Dear Mr. Marcus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements

General

1. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.


Financial statements for the six months ended June 30, 2005

Note 8 - Convertible Debentures

2. We note your response to our prior comment 6. It appears that your debentures are finite lived instruments with a stated maturity date. Tell us what consideration you gave to paragraphs 19 through
21 of EITF 00-27 in determining that the discount on debt related to your beneficial conversion feature should be expensed at the time of issuance. Issue 6 of EITF 00-27 indicates that instruments that do not have a stated redemption date, such as perpetual preferred stock should continue to apply the guidance of EITF 98-5 while those with a stated redemption date should amortize the discount over the term of the instrument. Additionally, please clarify for us the terms of the debt agreement which allow for redemption by the Company prior to maturity. Cite any relevant sections of the agreement in your response.

Financial statements for the year ended December 31, 2004

Intellectual Property

3. We have considered your response to our prior comments 8 and 9. Revise your disclosure to include a discussion of the useful life assigned to the intellectual property rights and management`s rationale for assigning that useful life including a discussion of how you considered the criteria in paragraphs 11(a) through 11(f) of
SFAS 142.


*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz at (202) 551-3438 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related
matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief



cc:	David J. Levenson, Esq. (via facsimile)


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Clark A. Marcus
The Amacore Group, Inc.
September 13, 2005
Page 1